210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Enters into Commercial Supply Agreement with SAFC®

CALGARY, AB, May 11, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced that it has entered into a commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation, for the commercial manufacture of REOLYSIN®, Oncolytics proprietary reovirus. Under the terms of the agreement, SAFC will perform process validation of the product, will continue to supply clinical requirements and will supply commercial material upon approval of the product.

“As a leading global provider of high-quality and reliable biologics manufacturing services we are eager to work with companies focused on bringing novel products to market,” said Gilles Cottier, President of SAFC. “SAFC has worked closely with Oncolytics to develop, scale-up, and optimize manufacturing of REOLYSIN, advancing it to the commercial level.”

“This agreement represents a significant step forward in the drive to commercialize REOLYSIN as we prepare to produce expanded clinical supplies and build inventory for potential commercial sales,” said Dr. Matt Coffey, Chief Operating Officer of Oncolytics. “Having worked with a recognized world leader on the efficient manufacture of REOLYSIN for several years now, we feel we are well positioned with this element of our overall plan to commercialize REOLYSIN.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase 3 trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

About SAFC
SAFC is the custom manufacturing and services business unit of Sigma-Aldrich Corporation. It is recognized as a top 10 global fine molecule supplier and trusted manufacturer of specialty chemicals and biologics for the life science and high technology industries. Utilizing global “Centers of Excellence” and dedicated manufacturing facilities, SAFC's capabilities enable it to resolve development and manufacturing challenges and accelerate the production of custom materials. SAFC's rich portfolio includes high-purity inorganic materials for high technology applications, cell culture products, services for biopharmaceutical manufacturing and biochemical production, and complex, multi-step organic synthesis of APIs and key intermediates. For more information about SAFC, visit www.safcglobal.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s relationship with SAFC and the manufacture of REOLYSIN; belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 – 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com